SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2812	E-MAIL ADDRESS RFENYES@STBLAW.COM

August 25, 2015

VIA EDGAR

Re:	First Data Corporation
Registration Statement on Form S-1
Filed July 20, 2015
File No. 333-205750

Matthew Crispino

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of First Data Corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 filed on July 20, 2015 (the “Registration Statement”). The Company has revised Amendment No. 1 in response to the Staff’s comments in its letter dated August 14, 2015 relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure, including for information as of and for the six months ended June 30, 2015.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	August 25, 2015

General

1.	With respect to every third-party statement in your prospectus, such as the Nilson Report, please ensure that you have disclosed the report dates, and provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Lastly, please tell us whether any of the reports were prepared for you.

The Company has revised its disclosure to indicate the report dates of industry research reports throughout the Registration Statement. In addition, the Company is concurrently submitting to the Staff the annotated source materials requested. None of the third-party reports were prepared for the Company.

2.	Please include the names of the lead underwriters in your next amendment. Be advised that we may defer review of an amendment that does not name the lead underwriters.

The Company has revised its disclosure to include the names of the lead underwriters of this offering. Please refer to the front cover of the prospectus and the “Underwriting (Conflicts of Interest)” section beginning on page 231.

Prospectus Summary, page 1

3.	Please expand your summary to briefly describe the recent changes to your capital structure and the realignment of your operating segments. Also, here and in your Management’s Discussion, discuss the reasons for these changes.

The Company has expanded its disclosure on pages 8 and 56 to describe recent changes in its capital structure and on pages 8 and 53 to describe the recent realignment of its operating segments.

Our Transformation, page 3

4.	We note references here and elsewhere in the filing to your acquisition of Clover and your plans for this solution. Please clarify if the product has had a material impact on your operations and business since being brought to market.

The Company has revised its disclosure on pages 7 and 110 to clarify that Clover’s growth is still in the early stages. The Company confirms that Clover has not had a material impact on the Company’s operations to date. The Company has provided disclosure about Clover because it believes that Clover can play a significant role in the Company’s future growth.

Securities and Exchange Commission	August 25, 2015

Risks Related to Our Business and this Offering, page 8

5.	The summary should provide a balanced presentation of your company and its operations. As currently written, your summary emphasizes your strengths and growth strategy. Please balance your disclosure by briefly discussing here or elsewhere in the summary the most significant risks associated with your business and this offering.

The Company has expanded the disclosure on page 9 to describe the most significant risks associated with its business and this offering.

Use of Proceeds, page 39

6.	We note that you intend to use the proceeds from this offering to repay a portion of your outstanding indebtedness. When you have determined the debt you intend to repay, please provide the disclosure called for by Instruction 4 to Item 504 of Regulation S-K.

The Company has not yet determined the indebtedness that will be repaid using proceeds from this offering. The Company will revise its disclosure in a subsequent pre-effective amendment to the Registration Statement to disclose the specific indebtedness it intends to repay using proceeds from this offering and will comply with Item 504 of Regulation S-K (including the instructions thereto) with respect to such disclosure.

Unaudited Pro Forma Consolidated Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Data, page 49

7.	Please revise footnote (a) to disclose the specific percentage rate used to determine the adjustment for your net interest savings resulting from the transactions reflected in (ii) and (iii) of the table included in this footnote. Also, please specify the date of the equity recapitalization used to determine the adjustment disclosed in (ii).

The Company has revised footnote (a) on page 50 to disclose the interest rates used to determine net interests savings described in (ii) and (iii) and to specify the date of the equity recapitalization.

8.	We note from your disclosures in Note 11 that you have approximately $154 million and $169 million of total unrecognized compensation expense related to non-vested stock options and restricted stock, respectively. Please tell us the estimated amount of compensation expense you expect to record for such awards and the estimated number of restricted stock awards that will vest upon completion of this offering. Also, tell us whether you considered including adjustments to “accumulated other comprehensive loss” in your pro forma balance sheet to reflect the share-based compensation that will be recorded at closing and to the number of authorized shares outstanding to reflect the restricted stock awards that will be fully vested upon effectiveness. In addition, tell us your consideration to include an adjustment to the denominator in your pro forma EPS calculations to reflect the increase in outstanding shares upon vesting of the restricted stock, to the extent material.

Securities and Exchange Commission	August 25, 2015

The Company has disclosed in Note 9 on page F-90 that on June 30, 2015 it had $158 million and $345 million in unrecognized compensation expense related to non-vested stock options and restricted stock, respectively. Additionally, the Company has included language on page 58 that will present the amount of share-based compensation expense that we expect to incur in connection with this offering. The ultimate amount recognized and number of shares that will be vested in connection with this offering and timing of such amounts will be determined in a subsequent pre-effective amendment to the Registration Statement. The ultimate amount, timing and number of shares cannot be determined at this time due to uncertainty in timing of this offering, the offering price range, the duration of the applicable lock-up agreements and parties affected by such lock-up agreements. The Company notes that the lock-up feature affects the vesting term because most of these awards vest on the later of a specified date or the end of any applicable lock-up period. The Company has revised disclosure on pages 46-50 to reflect that adjustments will be made in the pro forma information for compensation expense. The Company will provide the requested disclosure for its pro forma accumulated and other comprehensive loss and its pro forma EPS in a subsequent pre-effective amendment to the Registration Statement when the relevant information relating to this offering can be determined.

9.	Please revise the pro forma net loss per share information to give effect to the number of shares issued in this offering whose proceeds will be used to repay certain indebtedness. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

The Company has not yet determined the number of shares being offered, but will revise the pro forma net loss per share information in a subsequent pre-effective amendment to the Registration Statement to give effect to the number of shares issued in this offering whose proceeds will be used to repay certain indebtedness.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

10.	You disclose that revenues for transaction and processing service fees grew by 3% in 2014 as compared to 2013 and were flat in 2013 as compared to 2012. You also disclose that this revenue stream grew by 2% during the three months ended March 31, 2015 as compared to the comparable prior year period. Similarly, your Form 10-Q for the three months ended June 30, 2015, indicates that this revenue stream remained flat as compared to the prior year period. To the extent you have experienced material challenges in growing this revenue stream, consider expanding your discussions at the outset of MD&A to identify such historical challenges and discuss the steps your management is taking to address them. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Securities and Exchange Commission	August 25, 2015

The Company has revised its disclosure on page 55 to state that macroeconomic factors have in the past impacted, and may in the future impact, its ability to grow transaction and processing service fees revenues and to disclose initiatives undertaken to improve growth of these revenues. Other than this susceptibility to macroeconomic factors, the Company does not believe it has recently experienced material challenges in growing this revenue stream.

11.	We note your disclosures on pages 53 and F-81 related to your restructuring program and your discussions of the anticipated underlying cost reductions during your first and second quarter earnings call. We also note that your management indicated during your first quarter call that you plan to implement this expense initiative while continuing to fund your strategic growth initiatives. Tell us what consideration you have given to identifying and discussing any achievements, if material, accomplished to date under this plan.

The Company currently expects that preliminary results related to its expense initiative will first be available with the Company’s results for the year ended December 31, 2015. The Company has revised its disclosures on pages 60 and F-83 to indicate that the first half of 2015 did not include any meaningful savings as a result of this program.

Executive Overview, page 52

12.	Please tell us what consideration you have given to disclosing in this section the key performance indicators of your business, including financial measures and/or non-financial metrics. In this regard, we note that your business is characterized by high levels of recurring revenue, yet you do not appear to present a revenue retention-related metric in your filing. Please tell us whether your management uses such a metric to track the rate at which you retain revenues and/or clients. Refer to Section III.B.1 of SEC Release 33-8350.

The Company has revised disclosure on page 53 to specify key performance indicators discussed elsewhere in the Registration Statement. The Company currently does not use a metric to track the rate at which it retains revenues and/or clients.

Results of Operations, page 57

13.	In your discussion, you cite multiple various factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, you identify on page 55 the factors that drove growth in transaction and processing service fees yet do not provide corresponding quantification of each factor or offset. As another example, you identify factors that drove increases in cost of services on page 58, yet do not provide corresponding quantification. Lastly, you reference, without quantifying, decreases in check processing revenues on page 56. Please revise throughout to quantify the impact of each material factor discussed when your results are impacted by two or more factors. In addition, you should remove vague terms such as “primarily” in favor of specific quantifications. Refer you to Section III.D of Release 33-6835.

Securities and Exchange Commission	August 25, 2015

The Company has revised its disclosure throughout this section to quantify, where practicable, the impact of material factors and to remove vague terms in favor of specific quantifications.

Operating Revenues Overview, page 57

14.	You state that Walmart’s shift to a dual processor strategy impacted your transaction growth during three months ended March 31, 2015. Revise your disclosure to more clearly explain the nature of this change. This comment also applies to your disclosure on page 71.

The Company has added disclosure on page 73 to more clearly explain the nature of Walmart’s shift to a dual processor strategy and the impact this had on the Company.

Guarantees and Covenants, page 81

15.	Your disclosure indicates that you could be required to make additional debt principal payments based on a percentage of excess cash flow generated by you. Please revise your filing to disclose whether you anticipate making any additional principal payments under this covenant. If so, please discuss the impact these additional payments could have on your operations or liquidity position. Also, tell us what consideration you gave to disclosing this covenant percentage here.

The Company has added disclosure on page 83 stating that the Company does not currently expect to make principal prepayments under this covenant and referencing the disclosure related to prepayments in “Description of Indebtedness,” which includes the relevant covenant percentage.

Contractual Obligations, page 84

16.	Please tell us what consideration was given to including unrecognized tax benefits within your contractual obligations table or providing a discussion of the reasons they are excluded in an accompanying note. Please refer to Item 303(a)(5) of Regulation S-K and Section C of SEC Release No. 33-9144.

The Company has revised its disclosure on page 86 to explain that these amounts have been excluded because the settlement period cannot be reasonably estimated. The Company notes that timing of such tax payments depends on the results of the tax examinations with various tax authorities.

Securities and Exchange Commission	August 25, 2015

Critical Accounting Policies

Goodwill, page 85

17.	We note your disclosure that the fair value of each reporting unit exceeded its carrying value. Please revise your disclosure to state that the fair value of each of your reporting units is substantially in excess of the carrying value, if true. For those reporting units where the fair value is not substantially in excess of carrying value, please tell us whether you considered disclosing the following:

•	The specific percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the specific method used and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions

Alternatively, please tell us your consideration for disclosing that material goodwill does not exist at reporting units that are at risk of failing Step 1.

The Company has added disclosure on page 87 to state that the fair value of each of its reporting units is substantially in excess of the carrying value, except in the case of the Company’s GBS unit. For the GBS unit, the Company has added disclosure on pages 87-88 to address the considerations raised by the Staff.

Income Taxes, page 88

18.	Please revise your filing to disclose any reasonably likely factors that may cause an adjustment to your deferred tax asset valuation allowance in the near term. For example, we note your disclosure on page F-56 of a tax planning strategy that would result in an immediate reversal of temporary differences associated with the excess of book basis over tax basis for certain investments, but the timing and magnitude of this tax planning strategy is unclear. Refer to Section V of SEC Release No. 33-8350.

The Company has revised its disclosure on page 91 to state that an improvement in the Company’s financial performance is reasonably likely to result in an adjustment to the Company’s deferred tax asset valuation. The Company also revised its disclosure to state that such an improvement is not expected in the near term.

Securities and Exchange Commission	August 25, 2015

Business

Summary of GBS Solutions, page 113

19.	Tell us what consideration you gave to expanding your disclosure here or elsewhere in this section to provide information on the fee structures of the GBS Solutions. Consider also expanding your descriptions of GFS and NSS Solutions on pages 120 and 125, respectively, to provide such information.

The Company has revised disclosure on pages 114, 121 and 127 to provide information related to the fee structures of each segment.

Our Sales and Distribution Channels, page 138

20.	Expand your description of revenue sharing agreements to explain with more specificity the nature and general terms of such agreements. Also tell us what consideration you gave to providing quantitative information in MD&A on the significance of these revenue arrangements to your business.

The Company has revised disclosure on page 140 to explain with more specificity the nature and general terms of its revenue sharing agreements. The Company does not consider the sale of its services through revenue sharing agreements to be materially different than the sales of such services through other channels (such as through independent sales organizations) and therefore does not believe quantitative information regarding its revenue sharing alliances in the MD&A would be meaningful.

Compensation Discussion and Analysis

Annual Cash Incentives, page 165

21.	You state that the annual cash incentive is based on achievement of your strategic growth objectives and individual performance in meeting those objectives. You also explain that awards are based primarily on your performance during the year and secondarily on individual results during the year. While we note your statement that the committee approved a fully discretionary funding structure for such awards during 2014, please describe the specific performance and individual factors your compensation committee considered when making the grants. To the extent such discretionary grants were made based on individual results, please provide a more individualized discussion on the discretionary grants.

Securities and Exchange Commission	August 25, 2015

The Company has revised disclosure on page 168 to describe the specific performance and individual factors the compensation committee considered when making these grants.

Long-Term Incentive Compensation, page 166

22.	We note your disclosure that grants under your equity incentive plans were made in the sole discretion of Holdings Co., based on each executive’s role and performance. Please describe the factors that the committee considered when exercising this discretion and how such factors impacted the committee’s decision to make the individual grants.

The Company has revised disclosure on page 169 to describe the factors that the committee considered when exercising this discretion and how such factors impacted the committee’s decision to make the individual grants.

Benefits and Perquisites, page 167

23.	We note your disclosure on page F-42 stating that as a result of the suspension of matching contributions, your U.S. defined contribution plan is no longer a safe harbor plan. Yet your disclosure in this section states that the ISP is designed to comply with Internal Revenue Service safe harbor rules. Revise to ensure that your disclosures are consistent in this regard.

The Company has revised disclosure on page 170 to remove the sentence stating that the ISP complies with IRS safe harbor rules.

Principal Stockholders, page 188

24.	Footnotes 4 and 5 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

The Company has revised its disclosure on page 200 of Amendment No. 1 to remove disclaimers of beneficial ownership.

Description of Capital Stock

Exclusive Forum, page 213

25.	Please include in the risk factor section of the prospectus a separately captioned risk factor addressing the risks the exclusive forum provision poses to investors.

Securities and Exchange Commission	August 25, 2015

The Company has added a risk factor addressing the risks the exclusive forum provision poses to investors on page 35.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 6: Borrowings, page F-26

26.	Your disclosure on page F-31 indicates that you incurred $19 million of lender fees and other expenses related to the January 2014 and July 2014 modifications to your senior secured lending facilities. Your disclosure on page F-28 indicates that you incurred new loans as a result of these changes. Please revise your disclosure to clarify if you consider the changes to these loans to be debt modifications or debt extinguishments. If you consider the changes to be modifications, please tell us how you concluded the changes made to the loans were not substantially different terms under ASC 470-50-40-10. If you consider the changes to be extinguishments, please tell us the amount of gain or loss recognized and where these amounts are reflected in your income statement. Refer to ASC 470-40-50-2. Please also tell us how you will account for the debt related subsequent events disclosed on pages F-72 and F-100.

The Company has re-evaluated each of its refinancings in 2014 to determine the appropriate accounting in accordance with ASC 470-50-40-10. The Company determined that the refinancings of substantially all of the Senior Secured Term Loan Facility were properly accounted for as modifications of the outstanding loans (as assessed on a creditor by creditor basis at each refinancing event). The Company reached this conclusion because the present value of the cash flows of continuing creditors under the terms of the new and original instruments was less than 10% different. The portions of the new loans not held by the same creditors as the original loans as well as all bond transactions were treated as debt extinguishments.

The Company has revised disclosure throughout Note 6: Borrowings related to its 2014 debt refinancings to clarify the extent to which such transactions are characterized as debt modifications and debt extinguishments, and in the case of debt extinguishments, specifying the debt extinguishment costs.

The Company also removed the paragraph on page F-31 that described the $19 million of lender fees and other expenses related to our January 2014 and July 2015 modifications. That paragraph inadvertently included both capitalized deferred financing costs and other direct third-party expenses. The required disclosures were included elsewhere in Note 6, based on the restated amounts.

In the third quarter ending September 30, 2014, the Company accounted for its debt redemption, which resulted in a loss on extinguishment of debt of $260

Securities and Exchange Commission	August 25, 2015

million, correctly. Furthermore, prior to receiving the Staff’s comment on this matter, the Company revisited the prior methodology used in connection with past debt transactions and ultimately concluded that the July and August 2015 refinancings would be accounted for as debt extinguishments.

In re-evaluating the appropriate treatment of the 2014 loan and bond refinancings, the Company also reviewed its classification of other debt refinancings and determined that it inappropriately accounted for certain debt refinancings in 2013 and 2012. Historically, the Company had treated all debt securities refinancings that had substantially similar cash flows as modifications, as the Company viewed the public (rather than the individual bondholders) as the same creditor for both the original debt and the new debt. The Company has reconsidered this analysis and concluded that its previous accounting for debt securities refinancings was incorrect. The correction of this error has resulted in the recording of Loss on debt extinguishment of $79 million in 2013 and $56 million in 2012.

The Company considered SAB 99 and 108 and ASC 250 in connection with the correction of these errors and concluded that the correction was immaterial, on both a quantitative and qualitative basis, to the Company’s 2014, 2013, and 2012 financial statements. However, the Company determined that correcting the cumulative error in 2015 would have resulted in a material misstatement. As a result the Company has revised its 2014, 2013, and 2012 consolidated financial statements to reflect the appropriate accounting per ASC 470 and has conformed the related financial disclosure elsewhere in the Registration Statement to correct the effect of these immaterial errors. The Company has added disclosure on page F-32 to specifically highlight the changes to certain financial line items resulting from the reclassification of past debt refinancings as debt extinguishments instead of debt modifications.

Note 16: Investment in Affiliates

27.	Please revise your disclosure to provide audited information for your merchant alliances and other affiliates accounted for under the equity method of accounting. In addition, revise to include current and noncurrent assets and liabilities for your equity method investees pursuant to Item 1.02(bb) of Regulation S-X.

The Company has revised its disclosure on page F-60 to remove the word “unaudited” from is description of the financial information as it was inadvertently included in the note. In addition, the Company has revised its current year disclosure on page F-60 to include current and noncurrent assets and liabilities for the merchant alliances and other affiliates accounted for under the equity method of accounting. Historically, the Company did not provide a break out between current and noncurrent because the noncurrent amounts were not material.

Securities and Exchange Commission	August 25, 2015

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Please do not hesitate to call me at (212) 455-2812 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Richard Fenyes
Richard Fenyes

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